UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Hostess Brands, Inc.

(Name of Subject Company)

SSF Holdings, Inc.

(Offeror)

The J. M. Smucker Company

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 44109J 10 6

(CUSIP Number of Class of Securities)

Jeannette L. Knudsen, Esq.

Chief Legal Officer and Secretary

One Strawberry Lane

Orrville, Ohio 44667-0280

(330) 682-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Rosenblum, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67,464.51	Filing Party: The J. M. Smucker Company
Form or Registration No.: 333-274911	Date Filed: October 10, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by The J. M. Smucker Company, an Ohio corporation (“Smucker”), and SSF Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of Smucker (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of Class A common stock of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), par value $0.0001 per share (“Hostess Brands common stock,” and such shares of Hostess Brands common stock, “Hostess Brands shares”), validly tendered and not validly withdrawn in the offer: $30.00 in cash and 0.03002 Smucker common shares, no par value per share (which we refer to as “Smucker common shares”), together with cash in lieu of any fractional Smucker common shares, in each case without interest and less applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the preliminary prospectus/offer to exchange, dated October 10, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Smucker has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated October 10, 2023, relating to the offer and sale of Smucker common shares to be issued to holders of Hostess Brands common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Smucker or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 10, 2023, by and among Smucker, the Offeror and Hostess Brands, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Hostess Brands, Inc., a Delaware corporation. Its principal executive office is located at 7905 Quivira Road, Lenexa, Kansas 66215, and its telephone number at such address is (816) 701-4600.

(b) As of October 6, 2023, there were 132,881,396 shares of Hostess Brands Class A common stock, par value $0.0001 per share, issued and outstanding.

(c) The information concerning the principal market in which the shares of Hostess Brands common stock are traded and certain high and low sales prices for the shares of Hostess Brands common stock in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Smucker” and “The Companies—The Offeror” is incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Smucker and the Offeror” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Smucker’s Reasons for the Offer and the Merger,” “The Offer—Hostess Brands’ Reasons for the Offer and the Merger; Recommendation of the Hostess Brands Board of Directors,” “Merger Agreement,” “Other Transaction Agreements” and “The Offer —Certain Relationships with Hostess Brands” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The cash portion of the transaction consideration and cash in lieu of any fractional Smucker common shares will be paid from Smucker’s cash on hand, proceeds from the sales of marketable securities, and new third-party debt financing. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

(b) The Offer and merger are not subject to any financing conditions.

(d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Smucker’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with Hostess Brands” is incorporated into this Schedule TO by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Cash and Smucker Common Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The audited financial statements of Smucker for the fiscal years ended April 30, 2022 and April 30, 2023 set forth in Item 8 of Smucker’s Annual Report on Form 10-K for the fiscal year ended April 30, 2023, filed with the SEC on June 20, 2023, is incorporated into this Schedule TO by reference. The unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statement of cash flows set forth in Item 1 of Smucker’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2023, filed with the SEC on August 29, 2023, is incorporated herein by reference. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative Per Share Data (Unaudited)” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Comparative Per Share Data (Unaudited),” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Unaudited Pro Forma Combined Condensed Financial Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

(a), (c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Smucker’s Registration Statement on Form S-4 filed on October 10, 2023)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Smucker’s Registration Statement on Form S-4 filed on October 10, 2023)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Smucker’s Registration Statement on Form S-4 filed on October 10, 2023)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Smucker’s Registration Statement on Form S-4 filed on October 10, 2023)

(a)(5)(A)	Press Release issued by The J. M. Smucker Company, dated as of September 11, 2023 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Smucker on September 11, 2023)

(a)(5)(B)	Communication to Smucker employees in connection with the acquisition of Hostess Brands by Smucker, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 11, 2023)

(a)(5)(C)	Neighborhood post to Smucker employees in connection with the acquisition of Hostess Brands by Smucker, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 11, 2023)

(a)(5)(D)	Transcript of Investor Call held by Smucker to discuss the acquisition of Hostess Brands by Smucker, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 11, 2023)

(a)(5)(E)	Communication from Mark T. Smucker, Chair of the Board, President and Chief Executive Officer of Smucker, to Hostess Brands employees in connection with the acquisition of Hostess Brands by Smucker, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 11, 2023)

(a)(5)(F)	Social media posts by Smucker and certain officers of Smucker in connection with the acquisition of Hostess Brands by Smucker, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 11, 2023)

(a)(5)(G)	Social media posts by officer of Smucker in connection with the acquisition of Hostess Brands by Smucker, dated as of September 12, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 12, 2023)

(a)(5)(H)	Interview of Mark T. Smucker, Chair of the Board, President and Chief Executive Officer of Smucker, on CNBC’s Mad Money, dated as of September 11, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 12, 2023)

Exhibit No.	Description

(a)(5)(I)	Presentation by Mark T. Smucker, Chair of the Board, President and Chief Executive Officer of Smucker, to Hostess Brands employees in connection with the acquisition of Hostess Brands by Smucker, dated as of September 12, 2023 (incorporated by reference to Smucker’s filing pursuant to Rule 425 on September 12, 2023)

(a)(5)(J)*	Form of Summary Advertisement

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2023, by and among Smucker, Hostess Brands and the Offeror (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Smucker on September 12, 2023)

(d)(4)	Confidentiality Agreement, dated August 22, 2023, by and between Smucker and Hostess Brands (incorporated by reference to Exhibit 99.6 to Smucker’s Registration Statement on Form S-4 filed on October 10, 2023)

107*	Filing Fee Table

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

SSF HOLDINGS, INC.

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Chief Legal Officer and Secretary

THE J. M. SMUCKER COMPANY

By:	/s/ Mark T. Smucker
Name:	Mark T. Smucker
Title:	Chair of the Board, President and Chief Executive Officer